

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 4, 2008

Via U.S. mail and facsimile

Kuldip Kumar Kaura, Chief Executive Officer
Sterlite Industries (India) Limited
Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashta 400-099
India

>   **Re: Sterlite Industries (India) Limited**
>   **Form 20-F**
>   **Filed June 30, 2008**
>   **File No. 1-33175**

Dear Mr. Kaura:

        We have completed our review of your filing and response letter and have no further comments at this time.

                            Sincerely,

                            H. Roger Schwall
                            Assistant Director

Cc: J. Madison
      A. Nguyen Parker

      via facsimile
      Anthony J. Richmond
      (650) 463-2600